Cash Trust Series, Inc.

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

May 14, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720
Attention: Keith O’Connell and Laura Hatch

RE:         Cash Trust Series, Inc.  (“Registrant”)
Government Cash Series (“Fund”)
1933 Act File No. 333-166104
1940 Act File No. 811-05843

Dear Mr. O’Connell and Ms. Hatch:

The Registrant is filing this correspondence to respond to your oral comments communicated on May 6, 2010, and May 7, 2010, regarding its N-14 submitted via EDGAR on April 16, 2010.

1. Comment:  Have Tandy rep in correspondence letter, if not previously provided.

RESPONSE:  The Tandy rep was previously provided in the letter filed with the N-14 on April 16, 2010.

2. Comment:  Confirm to Staff that no vote is required under state law or charter.

RESPONSE:   The Registrant confirms that no shareholder vote is required under state law or the charter documents of the Hilliard-Lyons Government Fund, Inc., (“Hilliard Fund”) based on consultation with counsel to the Hilliard Fund, to approve the reorganization transaction or liquidate the Hilliard Fund.  The Registrant also confirms that no shareholder vote is required under state law or the charter documents of Government Cash Series (“Federated Fund”) to approve the reorganization transaction.

3. Comment:  Under section titled “State Taxes”, add language as to the effect on shareholders since the Federated Fund is managed without regard to state taxation.

RESPONSE:  The following language has been added after the paragraph containing the statement that the “Federated Fund has historically been managed without regard to state taxation”:  “Accordingly, shareholders may receive income and dividends from the Federated Fund that are subject to state and local income taxes, in addition to federal income taxes.”

4. Comment:  Under section titled “Reasons for the Proposed Reorganization”, describe the requirements of Section 15(f) of the 1940 Act.

RESPONSE:  The following language has been added to the N-14 describing the requirements of Section 15(f) of the 1940 Act:  “Section 15(f) of the 1940 Act provides a non-exclusive safe harbor from the prohibition against the “sale” or “assignment” of an advisory contract for profit contained in Section 15(a) of the 1940 Act, so long as (subject to certain exceptions not applicable in this instance) for a three year period following the Reorganization, at least 75% of the Directors of the Federated Fund are not “interested persons” of the Federated Adviser or the Hilliard Adviser, and, for a two-year period following the date on which the Reorganization occurs, no “unfair burden” is imposed on the Hilliard Fund as a result of the Reorganization.”

5. Comment:  Under section titled “Investment Objectives and Strategies”, add language disclosing other fees that shareholders may have to pay as a result of the Federated Fund investing in securities of other investment companies.

RESPONSE:  The following language has been added regarding such additional fees:  “Other investment companies are managed independently of the Federated Fund and incur additional fees and/or expenses which would, therefor, be borne indirectly by the Federated Fund in connection with any such investment.”

6. Comment:  Under “Investment Limitations”, remove the statement regarding the differences being attributable to the fact that the Federated Fund is part of the “Federated family of funds”.

RESPONSE:  The language has been removed.

7.  Comment:  Fee table, can fees/waivers be recouped by either fund (e.g., pursuant to recoupment policy)? If so, disclose in footnote.

RESPONSE:  Neither the Federated Fund nor the Hilliard Fund have recoupment policies, and fees/waivers currently are not recouped.

8. Comment:  Remove sentence under “Comparison of Potential Risks and Rewards: Performance Information”, that reads:  “The bar charts compare the potential risks and rewards of investing in each Fund.”

RESPONSE:  The language has been removed.

9. Comment:  Under “Purchases”, regarding the third footnote under minimum initial and subsequent investment amounts, clarify whether the waiver is for the initial purchase as part of the reorganization or also for future purchases as well.

RESPONSE:  The footnote language has been modified to clarify that the waiver is only on the initial purchase as part of the reorganization; as modified, the footnote reads as follows:  “Shareholders of the Hilliard Fund as of the Closing Date will not be subject to a minimum initial investment amount with respect to the shares of the Federated Fund issued as of the Closing Date as part of the Reorganization only.  Such shareholders will be subject to any applicable subsequent investment minimum amounts, as well as to the Federated Fund’s “Accounts with Low Balances” policy.”

10. Comment:  Confirm in correspondence filing that no dollar amount for solicitation costs need be included because there is no shareholder vote required.

RESPONSE:  Since this is a Prospectus/Information Statement and shareholders are not being solicited for votes, disclosing a dollar amount for solicitation costs is not required.

11. Comment:  Provide a brief description of the account survivor analysis (i.e., SEC no-action letter, North American Security Trust, SEC No-Action Letter (pub. Avail. Aug. 5, 1994), in the correspondence filing.

RESPONSE:  The designation of Federated Fund as “accounting survivor” (which was made by Federated Investors, Inc. (“Federated”)), whose subsidiary, Federated Investment Management Company (“Federated Adviser”) is the investment adviser for the Federated Fund, was based on Federated’s review of the criteria set forth in the SEC no-action letter, North American Security Trust, SEC No-Action Letter (pub. Avail. Aug. 5, 1994) (the “Letter”), which sets forth the staff’s view as to the factors relevant to identifying the survivor in a reorganization transaction.  Based on this review, Federated concluded that the Federated Fund will be the accounting survivor because, while the Hilliard Fund’s net assets exceed those of the Federated Fund, (1) the investment objectives and policies of the Federated Fund will continue after the Reorganization, (2) the Federated Adviser will continue to be the investment adviser to the Federated Fund after the Reorganization, (3) the expense structure will more closely resemble that of the Federated Fund, as opposed to the Hilliard Fund, after the Reorganization, and (4) given that the Hilliard Fund and Federated Fund are both U.S. government money market funds, the portfolio of the surviving fund will resemble and be consistent with that of the Federated Fund after the Reorganization.

Comments to SAI

1.  Comment:  Footnote one under “Pro Forma Combining Portfolio of Investments”, should be as of maturity date not reset date.

RESPONSE:   Final maturity date has been added to the security description, and now the footnote only indicates that the current rate is shown as of the report date.  The next reset date will also be shown for each variable rate security in parentheses after the final maturity date.

2.  Comment:  Footnote four of the SAI, under “Pro Forma Combining Portfolio of Investments”, stated maturity needs to be shown.

RESPONSE:  This footnote has been eliminated and the final maturity date is shown for all variable rate securities and one footnote will be used.

3.  Comment:  In the SAI, under the “Federated Fund Proforma Combined” column under “Pro Forma Combining Statements of Operations” needs to be re-calculated since “Net Investment income” is zero.

RESPONSE:  Appropriate adjustments have been made in the SAI.  By way of explanation, the Federated Fund is only waiving its management fee to the extent that the Fund needs to waive fees to keep the net yield at no lower than 0.00%, which is what the Proforma Combined column currently shows.  However, over the period, there were days, most likely early in the year, where the Fund had positive daily net investment income and the management fee was not waived.  In order to show this in the Proforma Combined column, Federated assumed that, had the reorganization taken place at the beginning of this period, the net investment income ratio of 0.058% that the Federated Fund earned over the period stated should flow through to the Proforma Combined column.  This would result in the net investment income for the Proforma Combined being approximately $1.7 million.

If you have any questions, please do not hesitate to contact me at (412) 288-4827.

Very truly yours,

/s/ Heidi Loeffert
Heidi Loeffert
Paralegal